SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 29, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports third quarter 2021 results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2021 RESULTS1

QUARTERLY ADJUSTED EBITDA2 TOTALED NIS 250 MILLION

NET DEBT2 TOTALED NIS 662 MILLION

QUARTERLY CELLULAR SUBSCRIBER GROWTH TOTALED 49 THOUSAND

PARTNER’S FIBER-OPTIC SUBSCRIBER BASE TOTALS MORE THAN 200 THOUSAND
AS OF TODAY

 THE NUMBER OF HOUSEHOLDS IN BUILDINGS CONNECTED TO PARTNER’S FIBER-
OPTIC INFRASTRUCTURE TOTALS MORE THAN 660 THOUSAND AS OF TODAY

COMPLETION OF MAJOR ROLLOUT PHASE OF FIBER-OPTIC INFRASTRUCTURE
BROUGHT FORWARD TO END OF 2022 INSTEAD OF DURING 2023

Third quarter 2021 highlights (compared with third quarter 2020)

•	Total Revenues: NIS 837 million (US$ 259 million), an increase of 5%
•	Service Revenues: NIS 672 million (US$ 208 million), an increase of 6%
•	Equipment Revenues: NIS 165 million (US$ 51 million), a decrease of 2%
•	Total Operating Expenses (OPEX)[2]: NIS 467 million (US$ 145 million), a decrease of 2%
•	Adjusted EBITDA: NIS 250 million (US$ 77 million), an increase of 23%
•	Profit for the Period: NIS 24 million (US$ 7 million), an increase of NIS 29 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 9 million (US$ 3 million), a decrease of NIS 12 million
•	Cellular ARPU: NIS 48 (US$ 15), a decrease of 6%
•	Cellular Subscriber Base: approximately 3.02 million at quarter-end, an increase of 9%
•	Fiber-Optic Subscriber Base: 192 thousand subscribers at quarter-end, an increase of 72 thousand subscribers since Q3 2020, and an increase of 19 thousand in the quarter
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 624 thousand at quarter-end, an increase of 192 thousand since Q3 2020, and an increase of 53 thousand in the quarter
•	Infrastructure-Based Internet Subscriber Base: 365 thousand subscribers at quarter-end, an increase of 54 thousand subscribers since Q3 2020, and an increase of 11 thousand in the quarter
•	TV Subscriber Base: 226 thousand subscribers at quarter-end, an increase of 2 thousand subscribers since Q3 2020, and an increase of 3 thousand in the quarter[3].

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.
3 In the second quarter of 2021, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined the company at various times and had remained in trial periods of over six months without charge or usage.

Rosh Ha’ayin, Israel, November 29, 2021 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended September 30, 2021.

Ms. Osnat Ronen, Chairperson of Partner’s board of directors, noted:

"Partner continues to execute its business strategy, maintain a strong balance sheet, continue the accelerated fiber deployment, grow in the cellular segment, and hit its financial goals. The Company achieved a quarter of healthy growth in its core operations, in both the cellular and fixed-line segments. On behalf of Partner's Board of Directors, I would like to thank Partner’s management, headed by Avi Zvi, for their efforts and for the good results."

Commenting on the results for the third quarter 2021, Mr. Avi Zvi, CEO of Partner, noted:

"Partner exceeded the three million cellular subscribers mark for the first time in almost a decade, and continued to reduce the churn rate to the lowest level since 2011. This achievement is a major part of our strategy to invest in customer service and technology, in order to maintain our customers' high loyalty levels owing to their satisfaction with the service we provide.

Along with the improvement in operational indicators, the Company has been engaged over recent months in assembling a new management team and formulating Partner's strategy for the coming years, continuing the 5G cellular network deployment and, of course, accelerating the 'Private Fiber' infrastructure deployment, that expands the Company's value chain, from a services provider to a provider of services and infrastructure.

As of today, Partner has more than 200 thousand fiber-optic subscribers, from within over 660 thousand households in dozens of municipalities around the country that have the ability to connect to Partner's fiber-optic network without delay. By the end of 2022, we expect that approximately one million households will be able to connect and enjoy Partner's fiber-optic experience across the country.

In an era of frequent technological changes that have an impact on consumer behavior, Partner aspires to position itself as a leading company in the Israeli communications market on account of its standing as the driving force in the fiber-optic revolution in Israel and being the first to implement a ‘Super-Aggregator’ model in television services.

Indeed, during the current quarter we continued to transform the Partner Group and its work processes to become simpler and more accessible, in particular regarding our customers’ service experience, at the same time as working to preserve the human capital which is the source of the Company's strength.

In the last few days we were notified of the signing of an agreement for the sale of the controlling shares of Partner to a group of investors led by Shlomo Rodav and Avi Gabbay. This acquisition, should it be completed subject to the required approvals, is first and foremost a vote of confidence in Partner's strength and in the capabilities of the Company and its employees.

I would like to thank Partner’s devoted employees and the Board of Directors for striving for excellence, for setting challenging goals and for their full backing.”

Mr. Tamir Amar, Partner's Deputy CEO & Chief Financial Officer, commented on the results:

“This was another quarter where growth in cellular service and fiber-optic service subscribers together with a moderate return of roaming service revenues led to service revenues growth. These factors, along with relatively low OPEX, resulted in a double digit growth rate in Adjusted EBITDA compared to the corresponding quarter last year.

Our cellular subscriber base exceeded three million subscribers for the first time since 2012, an increase of 49 thousand in the quarter, of which 16 thousand were subscribers of voice packages provided to students with a fixed twelve-month package by the Ministry of Education. The churn rate in the third quarter of 2021, which totaled 6.4% compared to 7.3% in the corresponding quarter last year, was positively impacted by the Jewish holiday period that was held in the third quarter this year and by the continued decline in the level of subscriber switching in the market.  ARPU totaled NIS 48 in the quarter compared to NIS 51 in the corresponding quarter last year, the decrease mainly reflecting the continued price erosion, although to a lesser degree, together with an ease in the impact of COVID-19 as was reflected in a decrease in interconnect revenues from incoming calls, on the one hand, and a moderate increase in roaming service revenues on the other hand, as stated above.

In the fixed-line segment, the acceleration of the fiber-optic deployment continues. The Company now expects to complete the major rollout phase of its fiber-optic infrastructure by the end of 2022, earlier than the previous expectation to complete the major rollout phase during the year 2023.

The number of Homes Connected (HC) within buildings connected to our fiber-optic infrastructure reached 624 thousand at the end of the quarter, an increase of 53 thousand in the quarter compared to an increase of 36 thousand in the corresponding quarter last year, despite the negative impact of the Jewish holiday period on the number of workdays. Partner’s fiber-optic subscriber base totaled 192 thousand at the end of the quarter, reflecting a 31% penetration rate from potential customers in connected buildings. Partner’s fiber-optic subscriber base increased by 19 thousand in the quarter, similar to the increase in the corresponding quarter last year, and by 53 thousand since the beginning of the year.

Regarding our television services, as a result of tariff updates, a significant decrease in the rate of growth of the customer base was recorded, with the subscriber base growing by three thousand in the third quarter of 2021.

The level of OPEX decreased compared to the corresponding quarter last year, impacted mainly by decreases in interconnect expenses and in wholesale internet expenses, which were partially offset by an increase in payroll and related expenses, largely reflecting the positive impact of COVID-19 on payroll expenses in the corresponding quarter last year.

Adjusted EBITDA in the third quarter of 2021 totaled NIS 250 million, an increase of 23% compared to the corresponding quarter last year.

Looking ahead, the Company expects that in the fourth quarter of 2021, due to the continued increase in air travel, the moderate recovery in roaming service revenues will continue compared to the corresponding quarter last year, but to a lesser degree than in third quarter due to the impact of seasonality. However, a retreat is possible in the future in view of possible implications of COVID-19 variants for air travel.

Adjusted Free Cash Flow (before interest and including lease payments) for the quarter totaled NIS 9 million, and CAPEX payments for the quarter totaled NIS 172 million.

Net debt stood at NIS 662 million at the end of the quarter, compared with NIS 646 million at the end of the corresponding quarter last year, an increase of NIS 16 million. The Company's net debt to Adjusted EBITDA ratio was 0.8 at the end of the quarter, demonstrating the continued financial robustness of the Company.”

Q3 2021 compared with Q3 2020

NIS Million (except EPS)	Q3’20	Q3’21	Comments
Service Revenues	631	672	The increase reflected growth in fixed-line and cellular services from subscriber growth in cellular and fiber-optics, with an increase in cellular roaming services
Equipment Revenues	169	165	The decrease reflected lower revenues in the fixed-line segment that was partially offset by a higher volume of equipment sales in the cellular segment
Total Revenues	800	837
Gross profit from equipment sales	38	37
OPEX	475	467
The decrease mainly reflects decreases in interconnect expenses and in wholesale internet expenses, which were partially offset by an increase in payroll and related expenses, largely reflecting the positive impact of COVID-19 on payroll expenses in Q3 2020

Operating profit	20	49
Adjusted EBITDA	204	250
Adjusted EBITDA as a percentage of total revenues	26%	30%
Profit (Loss) for the period	(5)	24
Earnings (Losses) per share (basic, NIS)	(0.03)	0.13
Capital Expenditures (cash)	147	172
Adjusted free cash flow (before interest payments)	21	9
Net Debt	646	662

Key Performance Indicators

	Q3'20	Q2’21	Q3’21	Change QoQ
Cellular Subscribers (end of period, thousands)	2,762	2,970	3,019	Post-Paid: Increase of 49 thousand from Q2’21 (including 16 thousand voice packages from Ministry of Education) Pre-Paid: Unchanged from Q2'21
Monthly Average Revenue per Cellular User (ARPU) (NIS)	51	48	48
Quarterly Cellular Churn Rate (%)	7.3%	7.2%	6.4%
Fiber-Optic Subscribers (end of period, thousands)	120	173	192	Increase of 19 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC), (end of period, thousands)	432	571	624	Increase of 53 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	311	354	365	Increase of 11 thousand subscribers
TV Subscribers (end of period, thousands)	224	223	226	Increase of 3 thousand subscribers.

Partner Consolidated Results

NIS Million	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
	Q3'20	Q3'21	Change %	Q3'20	Q3'21	Change %	Q3'20	Q3'21	Q3'20	Q3'21	Change %
Total Revenues	549	571	+4%	287	299	+4%	(36)	(33)	800	837	+5%
Service Revenues	415	435	+5%	252	270	+7%	(36)	(33)	631	672	+6%
Equipment Revenues	134	136	+1%	35	29	-17%	-	-	169	165	-2%
Operating Profit (Loss)	20	66	+230%	0	(17)		-	-	20	49	+145%
Adjusted EBITDA	134	172	+28%	70	78	+11%	-	-	204	250	+23%

Financial Review

In Q3 2021, total revenues were NIS 837 million (US$ 259 million), an increase of 5% from NIS 800 million in Q3 2020.

Service revenues in Q3 2021 totaled NIS 672 million (US$ 208 million), an increase of 6% from NIS 631 million in Q3 2020.

Service revenues for the cellular segment in Q3 2021 totaled NIS 435 million (US$ 135 million), an increase of 5% from NIS 415 million in Q3 2020. The increase was mainly the result of higher roaming service revenues and the growth of the cellular subscriber base, which were partially offset by a decrease in interconnect revenues.

Service revenues for the fixed-line segment in Q3 2021 totaled NIS 270 million (US$ 84 million), an increase of 7% from NIS 252 million in Q3 2020. The increase mainly reflected higher revenues from the growth in internet and TV services, which were partially offset by a continued decline in revenues from international calling services.

Equipment revenues in Q3 2021 totaled NIS 165 million (US$ 51 million), a decrease of 2% from NIS 169 million in Q3 2020, mainly reflecting lower sales in the fixed-line segment that were partially offset by higher volumes in the cellular segment.

Gross profit from equipment sales in Q3 2021 was NIS 37 million (US$ 11 million), compared with NIS 38 million in Q3 2020, a decrease of 3%, primarily reflecting the decrease in sales in the fixed-line segment, together with a change in product mix.

Total operating expenses (‘OPEX’) totaled NIS 467 million (US$ 145 million) in Q3 2021, a decrease of 2% or NIS 8 million from Q3 2020. The decrease mainly reflected decreases in interconnect expenses and in wholesale internet expenses, which were partially offset by an increase in payroll and related expenses, largely reflecting the positive impact of COVID-19 on payroll expenses in Q3 2020.

OPEX including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) increased in Q3 2021 by NIS 9 million compared with Q3 2020. As a result of changes made to packages which combine Internet and television services that included, among other things, tariff updates for a number of packages, the Company expects that this change is likely to lead to the churn of some of the customers in these packages and therefore included, in Q3 2021, a provision for an impairment in the amount of NIS 10 million regarding certain tangible and intangible assets in connection with those customers.

Operating profit for Q3 2021 was 49 million (US$ 15 million), an increase of 145% compared with NIS 20 million in Q3 2020.

Adjusted EBITDA in Q3 2021 totaled NIS 250 million (US$ 77 million), an increase of 23% from NIS 204 million in Q3 2020. Adjusted EBITDA margin in Q3 2021 was 30% compared with 26% in Q3 2020.

Adjusted EBITDA for the cellular segment was NIS 172 million (US$ 53 million) in Q3 2021, an increase of 28% from NIS 134 million in Q3 2020. The increase largely reflected the increase in revenues, as well as a decrease in interconnect expenses and a one-time decrease in network maintenance expenses. Adjusted EBITDA margin for the cellular segment was 30% in Q3 2021, compared with 24% in Q3 2020.

Adjusted EBITDA for the fixed-line segment was NIS 78 million (US$ 24 million) in Q3 2021, an increase of 11% from NIS 70 million in Q3 2020. The increase mainly reflected the increase in revenues and the decrease in wholesale internet expenses, which were partially offset by increases in fixed-line segment employee and related expenses and in TV content expenses. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment was 26% in Q3 2021, compared with 24% in Q3 2020.

Finance costs, net in Q3 2021 were NIS 15 million (US$ 5 million), a decrease of 38% compared with NIS 24 million in Q3 2020, largely reflecting the one-time expenses in an amount of approximately NIS 7 million in Q3 2020 which were related to the partial early repayment of the Company’s Notes Series F during that quarter.

Income tax expenses in Q3 2021 were NIS 10 million (US$ 3 million), an increase of NIS 9 million compared with NIS 1 million in Q3 2020.

Profit in Q3 2021 was NIS 24 million (US$ 7 million), an increase in profit of NIS 29 million compared with a loss of NIS 5 million in Q3 2020.

Based on the weighted average number of shares outstanding during Q3 2021, basic earnings per share or ADS, was NIS 0.13 (US$ 0.04) compared with basic losses per share of NIS 0.03 in Q3 2020.

Cellular Segment Operational Review

At the end of Q3 2021, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 3.02 million, including approximately 2.66 million Post-Paid subscribers or 88% of the base, and 355 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the third quarter of 2021, the cellular subscriber base increased, net, by 49 thousand subscribers. The Post-Paid subscriber base increased, net, by 49 thousand subscribers and the Pre-Paid subscriber base remained unchanged. The increase in the Post-Paid subscriber base included approximately 16 thousand subscribers of voice packages provided to students with a fixed twelve-month period by the Ministry of Education.

Total cellular market share (based on the number of subscribers) at the end of Q3 2021 was estimated to be approximately 28%, compared with 28% at the end of Q2 2021 and 26% at the end of Q3 2020.

The quarterly churn rate for cellular subscribers in Q3 2021 was 6.4%, compared with 7.2% in Q2 2021 and 7.3% in Q3 2020.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2021 was NIS 48 (US$ 15), a decrease of 6% from NIS 51 in Q3 2020, the decrease mainly reflecting the continued price erosion, although to a lesser degree, together with an ease in the impact of COVID-19 as was reflected in a decrease in interconnect revenues from incoming calls, on the one hand, and a moderate increase in roaming service revenues on the other hand.

Fixed-Line Segment Operational Review

At the end of Q3 2021:

•	The Company's fiber-optic subscriber base was 192 thousand subscribers, an increase, net, of 19 thousand subscribers during the third quarter of 2021.

•
The Company's infrastructure-based internet subscriber base (fiber subscribers and wholesale market subscribers) was 365 thousand subscribers, an increase, net, of 11 thousand subscribers during the third quarter of 2021.

•	Households in buildings connected to our fiber-optic infrastructure (HC) totaled 624 thousand, an increase of 53 thousand during the third quarter of 2021.

•
The Company's TV subscriber base totaled 226 thousand subscribers, an increase, net, of 3 thousand subscribers during the third quarter of 2021, largely reflecting the impact of the strategic business change in TV services and tariff updates during the quarter.

Funding and Investing Review

In Q3 2021, Adjusted Free Cash Flow (including lease payments) totaled NIS 9 million (US$ 3 million), a decrease of NIS 12 million compared with NIS 21 million in Q3 2020.

Cash generated from operating activities totaled NIS 224 million (US$ 69 million) in Q3 2021, an increase of 8% from NIS 207 million in Q3 2020, largely reflecting the increase in Adjusted EBITDA.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 43 million (US$ 13 million) in Q3 2021, an increase of 10% from NIS 39 million in Q3 2020.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 172 million (US$ 53 million) in Q3 2021, an increase of 17% from NIS 147 million in Q3 2020.

The level of net debt at the end of Q3 2021 amounted to NIS 662 million (US$ 205 million), compared with NIS 646 million at the end of Q3 2020, an increase of NIS 16 million.

Regarding CAPEX additions, in October 2021 the Company received a letter from the MOC confirming that the Company has met the criteria entitling it to a grant for deployment of its 5G network, in the amount of NIS 37 million. The Grant shall be paid in accordance with the schedule set out in the license and after the Company has paid the 5G license fee, expected in 2022. Since the MOC has confirmed entitlement to the grant and the reception of the grant is only subject to the Company's payment of the 5G license fee, which is under the Company's control, the grant was recognized in its entirety as by Sep 30, 2021 under other non-current receivables against a reduction in property and equipment in its present value amount of NIS 36 million.

Regulatory Developments

Cellular license renewal

On November 18, 2021, the Ministry of Communications renewed the Company's cellular license for an additional period of ten years until February 1, 2032.

First annual incentive tender for the deployment of FTTH networks

Further to the description in the Company's 2020 Annual Report-Item 4B-12e-vii "Amendment to the Communications law regarding the deployment of fiber-optic infrastructures in Israel", in October 2021, the MoC published its first annual incentive tender for the rollout of FTTH (fiber to the home) networks in non-economically feasible areas where Bezeq has decided not to deploy its FTTH network.

The tender mechanism was described in the Company's second quarter results for 2021. The tender process is due to take place during December of 2021 and January of 2022. The Company is formulating its strategy regarding the incentive tender and has registered to participate in it.

First annual payment to the incentive fund for deployment of FTTH networks

Further to the description in the Company's 2020 Annual Report-Item 4B-12e-vii "Amendment to the Communications law regarding the deployment of fiber-optic infrastructures in Israel", the MoC has established a fund for incentivizing the rollout of FTTH networks in non-economically feasible areas where Bezeq has decided not to deploy its FTTH network (the "Incentive Fund").

The Incentive Fund is funded by a tax on all relevant telecommunications operators (including Bezeq and Partner) at an annual rate of 0.5% of income (deducting Interconnection fees and fees paid for use of other operators’ networks).

In October 2021, the MoC notified the Company that its first annual payment to the Incentive Fund was to be NIS 12 million, to be paid by the end of the year.

A hearing regarding a change to the call interconnection tariff regime

Further to the Company's immediate report dated September 14, 2021 with respect to a hearing process regarding the potential reduction of the interconnect tariff, the Company filed its position regarding this hearing and argued against the change to the current tariff regime. The Company’s results of operation may be negatively affected by the results of this hearing.

Reform regarding communication devices

A recent reform of the MoC that amended the Planning and Building Law with respect to communication devices, is intended to facilitate cellular operators' ability to deploy telecommunication infrastructure. As part of the reform, the cellular infrastructure has been classified as a national infrastructure and as such the Licensing Authority of the National Infrastructure Committee has been authorized to discuss and approve communication devices. The reform includes exemptions from building permits in the following cases:

•	Under certain conditions for communication devices that do not exceed 6 meters or 2/3 of the height of the building on which it is placed (the lower of the two);

•	Replacement of broadcasting devices; and

•	Under certain conditions for the addition of an antenna to an existing device with a permit.

Business Developments

Advocate Ehud Sol, applied to the court for the approval of a transaction subject to closing conditions to sell the company's shares under his receivership

On November 24, 2021, that Advocate Ehud Sol, as the permanent receiver over 49,862,800 of the Company’s shares held by S.B. Israel Telecom Ltd. (“SBIT”), that constitute approximately 27% of the Company’s issued and outstanding share capital (the “Shares”), notified SBIT and the Company (the “Notice”), that he received on said date an offer to purchase the Shares from a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Offer) and that he supports the Offer and will apply to the Tel Aviv District Court in front of which the receivership proceedings are being conducted (the “Court”) for its approval. Such request for approval has been submitted to the Court on November 28, 2021. Additionally, the holders of the Fixed Rate Secured Notes of SBIT have informed Advocate Ehud Sol that they support the Offer.

According to the Notice, several Israeli institutional investors are joining the Offeror, and their payment commitments under the Offer are backed by a guarantee of entities in the Phoenix group.

The Notice states that the Offer includes customary closing conditions, including approval of the transaction by the Court and by the Ministry of Communications and the Competition Authority, and must close within 120 days of the date of the Court approval, with the Offeror having an option to extend by an additional 30 days, otherwise the transaction will terminate.

License to supply electricity without means of production

On October 18, 2021, the Minister of Energy granted Partner a license to supply electricity without means of production (the "License"). The License will allow the Company to purchase electricity for sale to consumers that have online meters. The License is granted to Partner for a period of 5 years.

Passive Infrastructure Sharing

On November 14, 2021, P.H.I. Networks (2015) a Limited Partnership, held by the Company at a rate of 50%, entered into a framework agreement with Pelephone Communications Ltd. and Cellcom Israel Ltd, to expand the cooperation between the parties in the field of passive infrastructure sharing for cellular sites, which will allow for the unification of existing and new passive infrastructures for cellular sites, and may lead to cost and investment savings entailed in establishing passive infrastructures for cellular sites. A pre-condition for the agreement to enter into force is the receipt of the approvals required by law. There is no certainty that such approvals will be received.

Conference Call Details

Partner will host a conference call to discuss its financial results on Monday, November 29, 2021 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:

International: +972.3.918.0687

North America toll-free: +1.866.860.9642

A live webcast of the call will also be available on Partner's Investors Relations website at:

http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from November 29, 2021 until December 13, 2021, at the following numbers:

International: +972.3.925.5921

North America toll-free: +1.888.254.7270

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief regarding (i) the completion of the major rollout phase of the Company's fiber-optic infrastructure by the end of 2022 and (ii) the continued moderate recovery in roaming service revenues. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular (i) the severity and duration of the impact on our business of the current health crisis and (ii) unexpected technical issues which may arise as we deploy our fiber optic infrastructure. In light of the current unreliability of predictions as to the ultimate severity and duration of the health crisis, as well as the specific regulatory and business risks facing our business, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results. The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September  30, 2021: US $1.00 equals NIS 3.229. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)
Profit (Loss)

Adjusted EBITDA margin (%)	Adjusted EBITDA divided by Total revenues

Adjusted Free Cash Flow	Net cash provided by operating activities add Net cash used in investing activities deduct Proceeds from (investment in) deposits, net deduct Lease principal payments deduct Lease interest payments	Net cash provided by operating activities add Net cash used in investing activities

Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses

Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:

Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	376	270	84
Short-term deposits	411	521	161
Trade receivables	560	568	176
Other receivables and prepaid expenses	46	38	12
Deferred expenses – right of use	26	27	8
Inventories	77	91	28
	1,496	1,515	469

NON CURRENT ASSETS
Long-term deposits	155
Trade receivables	232	242	75
Deferred expenses – right of use	118	136	42
Lease – right of use	663	691	214
Property and equipment	1,495	1,533	475
Intangible and other assets	521	484	150
Goodwill	407	407	126
Deferred income tax asset	29	17	5
Other non-current receivables	9	36	11
	3,629	3,546	1,098

TOTAL ASSETS	5,125	5,061	1,567

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2020	2021	2021
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	290	377	117
Trade payables	666	653	202
Payables in respect of employees	58	79	24
Other payables (mainly institutions)	29	59	18
Income tax payable	27	33	10
Current maturities of lease liabilities	120	128	40
Deferred revenues from HOT mobile	31	32	10
Other deferred revenues	100	114	35
Provisions	13	18	6
	1,334	1,493	462
NON CURRENT LIABILITIES
Notes payable	1,219	1,029	319
Borrowings from banks	86	47	15
Financial liability at fair value	4
Liability for employee rights upon retirement, net	42	45	14
Lease liabilities	582	596	185
Deferred revenues from HOT mobile	71	47	14
Provisions and other non-current liabilities	64	35	10
	2,068	1,799	557

TOTAL LIABILITIES	3,402	3,292	1,019

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2020 and September 30, 2021 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2020 – *182,826,973 shares
September 30, 2021 – -*183,234,366 shares
Capital surplus	1,311	1,279	396
Accumulated retained earnings	606	652	202
Treasury shares, at cost December 31, 2020 – **7,741,784 shares September 30, 2021 – *-*7,337,759 shares	(196)	(164)	(51)
TOTAL EQUITY	1,723	1,769	548
TOTAL LIABILITIES AND EQUITY	5,125	5,061	1,567

*	Net of treasury shares
**
Including restricted shares in amount of 1,008,735 and 1,082,150 as of December 31, 2020 and September 30, 2021, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,381	2,510	800	837	777	259
Cost of revenues	1,985	2,054	677	667	636	206
Gross profit	396	456	123	170	141	53

Selling and marketing expenses	212	238	72	81	74	25
General and administrative expenses	129	132	39	46	41	15
Other income, net	21	21	8	6	7	2
Operating profit	76	107	20	49	33	15
Finance income	4	5	1	2	2	1
Finance expenses	60	55	25	17	17	6
Finance costs, net	56	50	24	15	15	5
Profit (loss) before income tax	20	57	(4)	34	18	10
Income tax expenses	8	19	1	10	6	3
Profit (loss) for the period	12	38	(5)	24	12	7

Earnings (losses) per share
Basic	0.06	0.21	(0.03)	0.13	0.06	0.04
Diluted	0.06	0.21	(0.03)	0.13	0.06	0.04
Weighted average number of shares outstanding (in thousands)
Basic	182,183	183,145	182,688	183,212	183,145	183,212
Diluted	182,839	183,739	182,688	183,770	183,739	183,770

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit (loss) for the period	12	38	(5)	24	12	7
Other comprehensive income for the period, net of income tax	1
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	13	38	(5)	24	12	7

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	9 months period ended September 30, 2021				9 months period ended September 30, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,258	702		1,960	1,235	641		1,876
Inter-segment revenue - Services	10	90	(100)		12	100	(112)
Segment revenue - Equipment	453	97		550	410	95		505
Total revenues	1,721	889	(100)	2,510	1,657	836	(112)	2,381
Segment cost of revenues - Services	906	716		1,622	960	625		1,585
Inter-segment cost of revenues - Services	90	10	(100)		100	12	(112)
Segment cost of revenues - Equipment	374	58		432	339	61		400
Cost of revenues	1,370	784	(100)	2,054	1,399	698	(112)	1,985
Gross profit	351	105		456	258	138		396
Operating expenses (3)	223	147		370	227	114		341
Other income, net	12	9		21	15	6		21
Operating profit (loss)	140	(33)		107	46	30		76
Adjustments to presentation of segment Adjusted EBITDA
– Depreciation and amortization	310	248			342	192
– Other (1)	4	3			7	2
Segment Adjusted EBITDA (2)	454	218			395	224
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				672				619
- Depreciation and amortization				(558)				(534)
- Finance costs, net				(50)				(56)
- Income tax expenses				(19)				(8)
- Other (1)				(7)				(9)
Profit for the period				38				12

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended September 30, 2021				3 months period ended September 30, 2020
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	432	240		672	411	220		631
Inter-segment revenue - Services	3	30	(33)		4	32	(36)
Segment revenue - Equipment	136	29		165	134	35		169
Total revenues	571	299	(33)	837	549	287	(36)	800
Segment cost of revenues - Services	291	248		539	320	226		546
Inter-segment cost of revenues - Services	30	3	(33)		32	4	(36)
Segment cost of revenues - Equipment	110	18		128	110	21		131
Cost of revenues	431	269	(33)	667	462	251	(36)	677
Gross profit	140	30		170	87	36		123
Operating expenses (3)	78	49		127	72	39		111
Other income, net	4	2		6	5	3		8
Operating profit (loss)	66	(17)		49	20	*		20
Adjustments to presentation of segment Adjusted EBITDA
– Depreciation and amortization	105	93			113	68
– Other (1)	1	2			1	2
Segment Adjusted EBITDA (2)	172	78			134	70
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				250				204
- Depreciation and amortization				(198)				(181)
- Finance costs, net				(15)				(24)
- Income tax expenses				(10)				(1)
- Other (1)				(3)				(3)
Profit for the period				24				(5)

*     Representing an amount of less than 1 million.
(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months period ended September 30,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	605	612	189
Income tax paid	(1)	(1)	*
Net cash provided by operating activities	604	611	189

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(293)	(344)	(107)
Acquisition of intangible and other assets	(124)	(116)	(36)
Proceeds from (investment in) deposits, net	(106)	45	14
Interest received	3	1	*
Net cash used in investing activities	(520)	(414)	(129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(102)	(102)	(31)
Lease interest payments	(13)	(14)	(4)
Interest paid	(42)	(43)	(13)
Share issuance	276	*	*
Proceeds from issuance of notes payable, net of issuance costs	412	23	7
Repayment of notes payable	(510)	(128)	(39)
Repayment of non-current borrowings	(39)	(39)	(12)
Settlement of contingent consideration	(1)	*	*
Net cash used in financing activities	(19)	(303)	(92)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	65	(106)	(32)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	299	376	116

CASH AND CASH EQUIVALENTS AT END OF PERIOD	364	270	84

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months period ended September 30,
	2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	12	38	12
Adjustments for:
Depreciation and amortization	511	535	166
Amortization of deferred expenses - Right of use	23	23	7
Employee share based compensation expenses	8	8	2
Liability for employee rights upon retirement, net	(1)	4	1
Finance costs, net	(1)	(3)	(1)
Lease interest payments	13	14	4
Interest paid	42	43	13
Interest received	(3)	(1)	*
Deferred income taxes	6	12	4
Income tax paid	1	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	57	(18)	(6)
Other	3	7	2
Increase (decrease) in accounts payable and accruals:
Trade	(14)	(18)	(6)
Other payables	(22)	21	7
Provisions	(10)	5	2
Deferred revenues from HOT mobile	(23)	(23)	(7)
Other deferred revenues	20	14	4
Increase (decrease) in deferred expenses - Right of use	(34)	(42)	(13)
Current income tax	2	6	2
Decrease (increase) in inventories	15	(14)	(4)
Cash generated from operations	605	612	189

*   Representing an amount of less than 1 million.

At September 30, 2021 and 2020, trade and other payables include NIS 124 million ($38 million) and NIS 114 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	604	611	207	224	189	69
Net cash used in investing activities	(520)	(414)	(198)	(177)	(129)	(55)
Investment in (proceeds from) deposits, net	106	(45)	51	5	(14)	2
Lease principal payments	(102)	(102)	(35)	(38)	(31)	(11)
Lease interest payments	(13)	(14)	(4)	(5)	(4)	(2)
Adjusted Free Cash Flow	75	36	21	9	11	3
Interest paid	(42)	(43)	(9)	(1)	(13)	(1)
Adjusted Free Cash Flow After Interest	33	(7)	12	8	(2)	2

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2020	2021	2020	2021	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	1,585	1,622	546	539	502	166
Selling and marketing expenses	212	238	72	81	74	25
General and administrative expenses	129	132	39	46	41	15
Depreciation and amortization	(534)	(558)	(181)	(198)	(173)	(61)
Other (1)	(1)	(1)	(1)	(1)	*	*
OPEX	1,391	1,433	475	467	444	145

*   Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation and other adjustments.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q3' 19	Q4' 19	Q1' 20	Q2' 20	Q3' 20	Q4' 20	Q1' 21	Q2' 21	Q3' 21	2019	2020
Cellular Segment Service Revenues	466	438	423	409	415	416	413	420	435	1,798	1,663
Cellular Segment Equipment Revenues	142	172	146	130	134	135	160	157	136	571	545
Fixed-Line Segment Service Revenues	233	238	245	244	252	252	260	262	270	925	993
Fixed-Line Segment Equipment Revenues	25	26	32	28	35	41	34	34	29	103	136
Reconciliation for consolidation	(41)	(40)	(39)	(37)	(36)	(36)	(34)	(33)	(33)	(163)	(148)
Total Revenues	825	834	807	774	800	808	833	840	837	3,234	3,189
Gross Profit from Equipment Sales	33	37	37	30	38	40	42	39	37	144	145
Operating Profit	26	30	36	20	20	20	28	30	49	87	96
Cellular Segment Adjusted EBITDA	170	156	132	129	134	138	143	139	172	635	533
Fixed-Line Segment Adjusted EBITDA	55	61	83	71	70	65	66	74	78	218	289
Total Adjusted EBITDA	225	217	215	200	204	203	209	213	250	853	822
Adjusted EBITDA Margin (%)	27%	26%	27%	26%	26%	25%	25%	25%	30%	26%	26%
OPEX	474	467	460	456	475	480	481	485	467	1,885	1,871
Finance costs, net	18	20	19	13	24	13	19	16	15	68	69
Profit (Loss)	7	7	10	7	(5)	5	5	9	24	19	17
Capital Expenditures (cash)	174	127	151	119	147	156	149	139	172	629	573
Capital Expenditures (additions)	150	129	129	121	179	166	142	182	112	578	595
Adjusted Free Cash Flow	13	16	10	44	21	(3)	19	8	9	49	72
Adjusted Free Cash Flow (after interest)	12	0	8	13	12	(10)	18	(33)	8	12	23
Net Debt	956	957	673	658	646	657	639	670	662	957	657
Cellular Subscriber Base (Thousands)	2,651	2,657	2,676	2,708	2,762	2,836	2,903	2,970	3,019	2,657	2,836
Post-Paid Subscriber Base (Thousands)	2,366	2,366	2,380	2,404	2,437	2,495	2,548	2,615	2,664	2,366	2,495
Pre-Paid Subscriber Base (Thousands)	285	291	296	304	325	341	355	355	355	291	341
Cellular ARPU (NIS)	59	55	53	51	51	49	48	48	48	57	51
Cellular Churn Rate (%)	7.7%	7.2%	7.5%	7.5%	7.3%	7.2%	6.8%	7.2%	6.4%	31%	30%
Infrastructure-Based Internet Subscribers (Thousands)		268	281	295	311	329	339	354	365	268	329
Fiber-Optic Subscribers (Thousands)		76	87	101	120	139	155	173	192	76	139
Homes connected to fiber-optic infrastructure (Thousands)		324	361	396	432	465	514	571	624	324	465
TV Subscriber Base (Thousands)	176	188	200	215	224	232	234	223 **	226	188	232
Number of Employees (FTE)	2,923	2,834	1,867	2,745	2,731	2,655	2,708	2,628	2,627	2,834	2,655

*	See footnote 2 regarding use of non-GAAP measures.
**
In Q2'21, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined the company at various different times and had remained in trial periods of over six months without charge or usage.

Disclosure for notes holders as of September 30, 2021

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.09.2021				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	109	109	**	109	1.219% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (3)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	384	384	2	394	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20* 26.11.20* 31.05.21*	225 38.5 86.5 15.1 84.8 12.2 300 62.2 26.5	851	851	9	949	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series in July 2020, November 2020 and May 2021, the Company issued Series G Notes in a principal amount of NIS 12.2 million, NIS 62.2 million and NIS 26.5 million, respectively. The issuance in May 2021 was the final exercise of option warrants from the second series.

(2)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of September 30, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations regarding Series F, Series G Notes and borrowings P and Q mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.
In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(3)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.
*	On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**	Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of September 30, 2021 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.09.2021 and 29.11.2021 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.09.2021 and 29.11.2021	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	08/2021
07/2010, 09/2010, 10/2010, 09/2012, 12/2012,

06/2013, 07/2014, 07/2015, 07/2016, 07/2017,

08/2018, 11/2018, 12/2018, 01/2019, 04/2019,

08/2019, 02/2020, 05/2020, 06/2020, 07/2020,

08/2020, 11/2020, 05/2021, 08/2021
ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
F	S&P Maalot	ilA+	ilA+	08/2021	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	08/2021	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+

(1)	In August 2021, S&P Maalot reaffirmed the Company's rating of “ilA+/Stable”.
(2)	For details regarding the rating of the notes see the S&P Maalot reports dated August 11, 2021.
(3)
In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, November 2019, February 2020, May 2020, July 2020, November 2020 and May 2021 the Company issued additional Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million, NIS 15.1 million, NIS 84.8 million, NIS 12.2 million, NIS 62.2 million and NIS 26.5 million, respectively.

 * A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating   should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2021

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	322,213	-	-	-	42,650
Second year	-	212,985	-	-	-	36,155
Third year	-	212,985	-	-	-	30,064
Fourth year	-	85,083	-	-	-	23,823
Fifth year and on	-	510,501	-	-	-	34,033
Total	-	1,343,767	-	-	-	166,725

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	1,959
Second year	-	30,073	-	-	-	825
Third year	-	17,080	-	-	-	213
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	99,285	-	-	-	2,997

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2021 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	374,345	-	-	-	44,609
Second year	-	243,058	-	-	-	36,980
Third year	-	230,065	-	-	-	30,277
Fourth year	-	85,083	-	-	-	23,823
Fifth year and on	-	510,501	-	-	-	34,033
Total	-	1,443,052	-	-	-	169,722

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above – Immaterial amount.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: November 29, 2021